Exhibit 12.1

DAVE & BUSTER’S, INC.

COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

(dollars in thousands, except ratios)

	Thirteen Weeks Ended May 4, 2008		Thirteen Weeks Ended May 6, 2007
Income (loss) before provision for income taxes	$7,968		$(2,014)
Add: Total fixed charges (per below)	9,755		10,945
Less: Capitalized interest	100		10

Total income before provision for income taxes, plus fixed charges, less capitalized interest	17,623		8,921

Fixed charges:
Interest expense (1)	6,367		7,697
Capitalized interest	100		10
Estimate of interest included in rental expense (2)	3,288		3,238

Total fixed charges	$9,755		$10,945
Ratio of earnings to fixed charges (3)	1.81	x	.82	x

(1)	Interest expense includes interest in association with debt and amortization of debt issuance costs.
(2)	Fixed charges include our estimate of interest included in rental payments (one-third of rent expense under operating leases).
(3)	Earnings for the thirteen weeks ended May 6, 2007 were insufficient to cover the fixed charges by $2,024.